Forge Global Holdings, Inc.

415 Mission Street

Suite 5510

San Francisco, CA 94105

June 6, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric Envall

Re:         Forge Global Holdings, Inc.

Acceleration Request for Registration Statement on Form S-1, as amended

File No. 333-264367

Requested Date:	June 8, 2022
Requested Time:	4:00 p.m. Eastern Standard Time

Dear Mr. Envall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Forge Global Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 8, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling W. Stuart Ogg at (650) 752-3295. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: W. Stuart Ogg, by email at SOgg@goodwinlaw.com.

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If you have any questions regarding this request, please contact W. Stuart Ogg of Goodwin Procter LLP at (650) 752-3295.

Sincerely,

Forge Global Holdings, Inc.

/s/ Kelly Rodriques
Kelly Rodriques
Chief Executive Officer